

January 19, 2011

Taylor Edgerton
Chairman and Chief Executive Officer
Northwest Resources, Inc.
1285 Baring Blvd.
Sparks, NV 89434

> **Re:** **Northwest Resources, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-171371**
> **Filed December 23, 2010**

Dear Mr. Edgerton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 6

1. We note your disclosure at page 16 that you currently have no market maker who is willing to list quotations for your stock. We also note your disclosure that even assuming you do locate such a market maker, it could take several months before the market maker's listing application for your shares is approved. Please provide this information at page 6 with respect to your disclosure of your intention to apply to the over-the-counter bulletin board. Please include similar disclosure in your risk factor at page 11 with the subcaption "If a market for our common stock does not develop . . . ."

Use of Proceeds, page 14

2.   Please clarify your anticipated source of funds for offering expenses. In that regard, we note your disclosure at page 14 that you intend to use $3,000 of offering proceeds for legal and accounting fees, and we note your disclosure of offering expenses at page 44, which reflects offering expenses of $5,000. In addition, we note that in your discussion of the uses of proceeds, you estimate a reduction in legal and accounting fees in the event that you raise less than the maximum amount of your offering. However, it appears that these are fixed expenses that you will be required to incur regardless of the number of shares ultimately sold. Please revise or advise.

Description of Business, page 22

3.   Please file the agreements through which you acquired ownership of your mineral claims. Refer to Item 601(b)(10) of Regulation S-K.

4.   Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Work Completed by Northwest Resources, Inc. to Date and Planned Exploration Program, page 25

5.   We note your disclosure at page 26 that based on the results of your initial Phase I reconnaissance sampling program, your consulting geologist has recommended taking additional steps in a multi-level development plan to mine the placer deposits of the Check and Checkmate claims. Please revise your filing to identify such geologist and file a consent from the geologist, or tell us why you do not believe this is required. See Securities Act Rule 436.

Directors and Executive Officers, page 39

Directors, page 39

6.   We note your disclosure at page 39 that your bylaws authorize no less than 1 director. Please revise to clarify the number of directors authorized under your bylaws. In that regard, we note that Article IV, Section 15 provides for not less than 1 director and not more than 13.

Security Ownership of Certain Beneficial Owners and Management, page 42

7.   Please revise your beneficial ownership table to provide the required information as of the most recent practicable date. See Item 403 of Regulation S-K. In that regard, we note you have provided information as of November 30, 2010.

Other Expenses of Issuance and Distribution, page 44

8.   Please revise to remove references to selling shareholders, or explain how this
        applies to your offering.

Signatures

9.   Please revise your Signatures section to provide the signatures language required
        by Form S-1.

Engineering Comments

The Company, page 5

10.   The terms "development" and "production" have very specific meanings within
        Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These
        words/terms reference the development stage when companies are engaged in
        preparing reserves for production, and the production stage when companies are
        engaged in commercial-scale, profit-oriented extraction of minerals. Since you do
        not disclose any reserves as defined by Guide 7, please remove the terms develop,
        development or production throughout your document, and replace this
        terminology, as needed, with the terms such as explore or exploration. This
        includes the use of the terms in the Financial Statement head notes and footnotes,
        please see Instruction 1 to paragraph (a) of Industry Guide 7.

In General, page 22

11.   We note your two placer claims total 70 acres, but placer claims are limited to 20
        acres in size. Please explain and disclose the following information for each of
        your properties:

        •   The nature your ownership or interest in the property.

        •   A description of all interests in your properties, including the terms of all
            underlying agreements and royalties.

        •   Describe the process by which mineral rights are acquired at this location and
            the basis and duration of your mineral rights, surface rights, mining claims, or
            concessions.

- An indication of the type of claim or concession such as placer, association placer, lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide

12.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

13.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F or Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

14.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Geology and Potential Gold Sources on the Check and Checkmate Claim, page 27

15.   We note your disclosure in this section and elsewhere, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Compliance with Government Regulation, page 29

16.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ken Schuler, Mining Engineer, if you have questions regarding engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Rory Vohwinkel, Esq.
        (702) 838-9130